================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: February 9, 2007

                        Commission File Number: 001-32305

                                    CORPBANCA
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago, Chile
                     ---------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

================================================================================

     On February 8, 2007, Corpbanca published a notice in the Chilean newspaper Diario Financiero containing Corpbanca's summary audited consolidated financial statements for fiscal years ended December 31, 2006 and 2005.

     A copy of the unofficial English language translation of the notice is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2007

                                                  CORPBANCA


                                                  By: /s/ Mario Chamorro Carrizo
                                                      --------------------------
                                                  Name:  Mario Chamorro Carrizo
                                                  Title: Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit   Description
-------   ----------------------------------------------------------------------

99.1 Unofficial English language translation of Corpbanca's notice of February 8, 2007, published in the Chilean newspaper Diario Financiero containing Corpbanca's summary audited consolidated financial statements for fiscal years ended December 31, 2006 and 2005.